                                                 40 KING STREET WEST, 52ND FLOOR
                                                            TORONTO, ON  M5H 3Y2
                                                               TEL: 416 365 5123
                                                               FAX: 416 363 6622
[LOGO] Kinross                                           TOLL FREE: 866-561-3636
--------------------------------------------------------------------------------
                                                                   PRESS RELEASE
                                                               FEBRUARY 27, 2006


                       KINROSS YEAR END 2005 GOLD RESERVES
                            TOTAL 24.7 MILLION OUNCES

            YEAR-OVER-YEAR INCREASE CAPS FIVE YEARS OF STEADY GROWTH

TORONTO - Kinross Gold Corporation (TSX-K; NYSE-KGC) ("Kinross" or the "Company") is pleased to announce an increase in Proven and Probable reserves to
24.7 million ounces of gold at December 31, 2005, from 19.4 million ounces in 2004. This marks the fifth consecutive year that Kinross has increased reserves and represents year-over-year growth of 27 per cent.

"Kinross' reserve base and average mine life have grown steadily over the past five years and are reaching new highs," said Tye Burt, Kinross President and CEO. "Our 2005 exploration program has been successful in growing our reserve base at year end 2005 to 24.7 million ounces compared with the 19.4 million ounces reported at year end 2004, including replacing depletion from the gold produced in 2005."

GOLD RESERVES AND RESOURCES:



                                  [GRAPHIC]



                                 2001         2002         2003        2004         2005
                              $300/$325    $300/$325    $325/$350    $350/$400   $400/$450
                              ---------    ---------    ---------    ---------   ---------
                                                   ('000 ounces gold)
Measured and Indicated          9,460        7,724        6,244        8,186        6,098
Proven and Probable             5,661       13,153       14,131       19,410       24,749

                 GOLD PRICE USED TO CALCULATE RESERVES/RESOURCES

RECONCILIATION OF RESERVES AT YEAR END 2005 COMPARED WITH YEAR END 2004:

RESERVES AT DEC. 31, 2004                            19.4
                                               -----------
    LESS: Assets sold/reclassified                   (2.0)
          2005 depletion                             (1.8)
    ADD:  New reserves in 2005                        9.1
                                               -----------
RESERVES AT DEC. 31, 2005                            24.7
                                               ===========

Following is a discussion on the notable changes to reserves from 2004 to 2005:

        o Further to the November 2005 reported increase of 4.8 million ounces of gold to reserves at PARACATU in Brazil, a further 1.9 million ounces was added at year end 2005. Taking full year 2005 depletion into account, Paracatu reported reserves almost doubled year-over-year.

        o The 59 per cent increase in reserves at ROUND MOUNTAIN in Nevada resulted primarily from the decision to proceed with a pit expansion.

        o At FORT KNOX in Alaska, Ryan Lode is no longer in reserves or resources as we have elected not to make further option payments on that property. The True North and Gil deposits, also in the Fort Knox area, were reclassified to resources due to changes in cost assumptions at Fort Knox.

        o At the PORCUPINE JOINT VENTURE in Timmins, Ontario reserves were replaced on a net basis.

        o Reserves at REFUGIO in Chile, increased primarily through the difference in gold price assumption from 2004 to 2005.

        o Kinross sold the AQUARIUS project in Timmins, Ontario for an equity stake in St Andrew Goldfields Ltd., a company with a large land position in Timmins.

        o Reserves at LA COIPA in Chile decreased through depletion and the review of the mine plan following two pit slope events in 2005.

        o The LUPIN and NEW BRITANNIA mines in Nunavut and Manitoba, respectively, were both closed during 2005, as planned, and have been removed from reserves and resources.

        o We have discontinued reporting reserves for the BLANKET mine in Zimbabwe, consistent with our accounting treatment of no longer consolidating its results in our financial statements.

Silver reserves at the end of 2005 are 24.4 million ounces estimated using a price of $6 per ounce. Gold reserves were calculated using a $400 gold price and resources were calculated using a $450 gold price 2005. Gold reserves and resources for 2004 were calculated using a $350 and $400 gold price, respectively.

ABOUT KINROSS GOLD CORPORATION
Kinross, a world-class gold company based in Canada, has since 1993 become the third largest primary gold producer in North America and the seventh largest in the world. With nine mines in stable countries including Canada, the United States, Brazil and Chile, Kinross employs more than 4,000 people worldwide.

Kinross' strong balance sheet and no-gold hedging policy allow us to take full advantage of increasing cash flow, revenues and profit margins per ounce of gold. Kinross is focused on a strategic objective to maximize net asset value and cash flow per share through a four-point plan built on growth from core operations; expanding capacity for the future; attracting and retaining the best people in the industry; and driving new opportunities through exploration and acquisition.

--------------------------------------------------------------------------------
                      Kinross Reserve and Resource Statement - December 31, 2005
                                                                          Page 2

Kinross maintains listings on the New York Stock Exchange (symbol:KGC) and on the Toronto Stock Exchange (symbol:K).

For additional information, e-mail INFO@KINROSS.COM or contact:

TRACEY M. THOM
DIRECTOR, INVESTOR RELATIONS
& CORPORATE COMMUNICATIONS
Tel. (416) 365-1362
Cell (416) 301-9022

--------------------------------------------------------------------------------
THIS PRESS RELEASE INCLUDES CERTAIN "FORWARD-LOOKING STATEMENTS" WITHIN THE MEANING OF SECTION 21E OF THE UNITED STATES SECURITIES EXCHANGE ACT OF 1934, AS AMENDED. ALL STATEMENTS, OTHER THAN STATEMENTS OF HISTORICAL FACT, INCLUDED HEREIN, INCLUDING WITHOUT LIMITATION, STATEMENTS REGARDING THE KINROSS' FINANCIAL STATEMENTS FOR ITS FISCAL YEAR ENDED DECEMBER 31, 2004, POTENTIAL MINERALIZATION AND RESERVES, EXPLORATION RESULTS AND FUTURE PLANS AND OBJECTIVES OF KINROSS GOLD CORPORATION, ARE FORWARD-LOOKING STATEMENTS THAT INVOLVE VARIOUS RISKS AND UNCERTAINTIES. THERE CAN BE NO ASSURANCE THAT SUCH STATEMENTS WILL PROVE TO BE ACCURATE AND ACTUAL RESULTS AND FUTURE EVENTS COULD DIFFER MATERIALLY FROM THOSE ANTICIPATED IN SUCH STATEMENTS. ANY RESTATEMENT OF HISTORICAL FINANCIAL STATEMENTS IS DEPENDANT ON THE OUTCOME OF THE INDEPENDENT VALUATION OF THE ACQUIRED ASSETS, AND KINROSS DOES NOT KNOW WHAT THAT OUTCOME WILL BE. OTHER IMPORTANT FACTORS THAT COULD CAUSE ACTUAL RESULTS TO DIFFER MATERIALLY FROM KINROSS' EXPECTATIONS ARE DISCLOSED UNDER THE HEADING "RISK FACTORS" AND ELSEWHERE IN KINROSS' MOST RECENT ANNUAL INFORMATION FORM AND OTHER KINROSS DOCUMENTS FILED FROM TIME TO TIME WITH THE ONTARIO SECURITIES COMMISSION, THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION AND OTHER REGULATORY AUTHORITIES. ALL DOLLAR AMOUNTS ARE EXPRESSED IN US DOLLARS.

TECHNICAL INFORMATION CONTAINED IN THIS PRESS RELEASE REGARDING KINROSS' MATERIAL MINERAL PROPERTIES HAS BEEN REVIEWED BY ROD COOPER, VICE PRESIDENT, TECHNICAL SERVICES FOR KINROSS, WHO IS A "QUALIFIED PERSON" UNDER NATIONAL INSTRUMENT 43-101.

DEFINITIONS

A MINERAL RESERVE is the economically mineable part of a Measured or Indicated Mineral Resource demonstrated by at least a Preliminary Feasibility Study. This Study must include adequate information on mining, processing, metallurgical, economic and other relevant factors that demonstrate, at the time of reporting, that economic extraction can be justified. A Mineral Reserve includes diluting materials and allowances for losses that may occur when the material is mined.

A 'PROBABLE MINERAL RESERVE' is the economically mineable part of an Indicated and, in some circumstances, a Measured Mineral Resource demonstrated by at least a Preliminary Feasibility Study. This Study must include adequate information on mining, processing, metallurgical, economic, and other relevant factors that demonstrate, at the time of reporting, that economic extraction can be justified.

A 'PROVEN MINERAL RESERVE' is the economically mineable part of a Measured Mineral Resource demonstrated by at least a Preliminary Feasibility Study. This Study must include adequate information on mining, processing, metallurgical, economic, and other relevant factors that demonstrate, at the time of reporting, that economic extraction is justified.

A MINERAL RESOURCE is a concentration or occurrence of diamonds, natural solid inorganic material, or natural solid fossilized organic material including base and precious metals, coal, and industrial minerals in or on the Earth's crust in such form and quantity and of such a grade or quality that it has reasonable prospects for economic extraction. The location, quantity, grade, geological characteristics and continuity of a Mineral Resource are known, estimated or interpreted from specific geological evidence and knowledge.

An 'INFERRED MINERAL RESOURCE' is that part of a Mineral Resource for which quantity and grade or quality can be estimated on the basis of geological evidence and limited sampling and reasonably assumed, but

--------------------------------------------------------------------------------
                      Kinross Reserve and Resource Statement - December 31, 2005
                                                                          Page 3
not verified, geological and grade continuity. The estimate is based on limited information and sampling gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes.

An 'INDICATED MINERAL RESOURCE' is that part of a Mineral Resource for which quantity, grade or quality, densities, shape and physical characteristics, can be estimated with a level of confidence sufficient to allow the appropriate application of technical and economic parameters, to support mine planning and evaluation of the economic viability of the deposit. The estimate is based on detailed and reliable exploration and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes that are spaced closely enough for geological and grade continuity to be reasonably assumed.

A 'MEASURED MINERAL RESOURCE' is that part of a Mineral Resource for which quantity, grade or quality, densities, shape, and physical characteristics are so well established that they can be estimated with confidence sufficient to allow the appropriate application of technical and economic parameters, to support production planning and evaluation of the economic viability of the deposit. The estimate is based on detailed and reliable exploration, sampling and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes that are spaced closely enough to confirm both geological and grade continuity.







--------------------------------------------------------------------------------
                      Kinross Reserve and Resource Statement - December 31, 2005
                                                                          Page 4

-----------------------------------------------------------------------------------------------------------------------------------
MINERAL RESERVE AND RESOURCE STATEMENT
PROVEN AND PROBABLE MINERAL RESERVES (1,3,5,6,7)
KINROSS GOLD CORPORATION'S SHARE AT DECEMBER 31, 2005
---------------------------------------------- --------------------------- --------------------------- ----------------------------
         Property          Location  Kinross             Proven                    Probable                Proven and Probable
                                     Interest   Tonnes    Grade   Ounces    Tonnes   Grade    Ounces     Tonnes    Grade   Ounces
                                        (%)    (x 1,000)  (g/t)  (x 1,000) (x 1,000)  (g/t)  (x 1,000)  (x 1,000)  (g/t)  (x 1,000)
---------------------------------------------- --------------------------- --------------------------- ----------------------------
GOLD
NORTH AMERICA
---------------------------------------------- --------------------------- --------------------------- ----------------------------
Fort Knox                  USA        100.0%      43,902    0.63      890    38,270    0.86     1,063      82,172    0.74    1,953
---------------------------------------------- --------------------------- --------------------------- ----------------------------
Round Mtn and area (14)    USA         50.0%      42,649    0.77    1,056    82,364    0.48     1,282     125,012    0.58    2,338
---------------------------------------------- --------------------------- --------------------------- ----------------------------
Porcupine JV (12)          Canada      49.0%      10,693    1.33      457    20,255    1.84     1,196      30,949    1.66    1,653
---------------------------------------------- --------------------------- --------------------------- ----------------------------
Musselwhite (11)           Canada      31.9%       1,833    5.51      325     1,599    6.12       315       3,433    5.79      639
---------------------------------------------- --------------------------- --------------------------- ----------------------------
Kettle River               USA        100.0%          39   11.43       14         -       -         -          39   11.43       14
---------------------------------------------- --------------------------- --------------------------- ----------------------------
SUBTOTAL                                          99,117    0.86    2,742   142,488    0.84     3,855     241,605    0.85    6,598
---------------------------------------------- --------------------------- --------------------------- ----------------------------

SOUTH AMERICA
---------------------------------------------- --------------------------- --------------------------- ----------------------------
Paracatu                   Brazil     100.0%   1,103,677    0.40   14,194    83,131    0.38     1,016   1,186,808    0.40   15,210
---------------------------------------------- --------------------------- --------------------------- ----------------------------
La Coipa (12)              Chile       50.0%       5,549    1.57      280     2,920    1.24       117       8,469    1.46      397
---------------------------------------------- --------------------------- --------------------------- ----------------------------
Refugio                    Chile       50.0%      58,454    0.87    1,643    20,752    0.77       515      79,206    0.85    2,158
---------------------------------------------- --------------------------- --------------------------- ----------------------------
Crixas (10)                Brazil      50.0%         632    4.72       96     1,232    7.14       283       1,864    6.32      379
---------------------------------------------- --------------------------- --------------------------- ----------------------------
SUBTOTAL                                       1,168,312    0.43   16,213   108,035    0.56     1,930   1,276,346    0.44   18,143
---------------------------------------------- --------------------------- --------------------------- ----------------------------

ASIA
---------------------------------------------- --------------------------- --------------------------- ----------------------------
Kubaka and area (16,17)    Russia      98.1%          79    3.42        9         -       -         -          79    3.42        9
---------------------------------------------- --------------------------- --------------------------- ----------------------------
SUBTOTAL                                              79    3.42        9         -       -         -          79    3.42        9
---------------------------------------------- --------------------------- --------------------------- ----------------------------
TOTAL GOLD                                     1,267,508    0.47   18,964   250,522    0.72     5,785   1,518,030    0.51   24,749
---------------------------------------------- --------------------------- --------------------------- ----------------------------


-----------------------------------------------------------------------------------------------------------------------------------
MINERAL RESERVE AND RESOURCE STATEMENT
PROVEN AND PROBABLE MINERAL RESERVES (1,3,5,6,7)
KINROSS GOLD CORPORATION'S SHARE AT DECEMBER 31, 2005
---------------------------------------------- --------------------------- --------------------------- ----------------------------
         Property          Location  Kinross             Proven                    Probable                Proven and Probable
                                     Interest   Tonnes    Grade   Ounces    Tonnes   Grade    Ounces     Tonnes    Grade   Ounces
                                        (%)    (x 1,000)  (g/t)  (x 1,000) (x 1,000)  (g/t)  (x 1,000)  (x 1,000)  (g/t)  (x 1,000)
---------------------------------------------- --------------------------- --------------------------- ----------------------------
SILVER
SOUTH AMERICA
---------------------------------------------- --------------------------- --------------------------- ----------------------------
La Coipa (12)              Chile       50.0%       5,549    78.8   14,056     2,920   110.1    10,334       8,469    89.6   24,389
---------------------------------------------- --------------------------- --------------------------- ----------------------------
SUBTOTAL                                           5,549    78.8   14,056     2,920   110.1    10,334       8,469    89.6   24,389
---------------------------------------------- --------------------------- --------------------------- ----------------------------

ASIA
---------------------------------------------- --------------------------- --------------------------- ----------------------------
Kubaka and area (16,17,19) Russia      98.1%          79     6.4       16         -       -         -          79     6.4       16
---------------------------------------------- --------------------------- --------------------------- ----------------------------
SUBTOTAL                                              79     6.4       16         -       -         -          79     6.4       16
---------------------------------------------- --------------------------- --------------------------- ----------------------------

---------------------------------------------- --------------------------- --------------------------- ----------------------------
TOTAL SILVER                                       5,628    77.8   14,072     2,920   110.1    10,334       8,548    88.8   24,405
---------------------------------------------- --------------------------- --------------------------- ----------------------------


Rounding differences may occur


--------------------------------------------------------------------------------
                      Kinross Reserve and Resource Statement - December 31, 2005
                                                                          Page 5

-----------------------------------------------------------------------------------------------------------------------------------
MINERAL RESERVE AND RESOURCE STATEMENT
MEASURED AND INDICATED MINERAL RESOURCES (EXCLUDES PROVEN AND PROBABLE RESERVES) (2,3,4,6,7,8)
KINROSS GOLD CORPORATION'S SHARE AT DECEMBER 31, 2005
---------------------------------------------- --------------------------- --------------------------- ----------------------------
         Property          Location  Kinross            Measured                   Indicated              Measured and Indicated
                                     Interest   Tonnes    Grade   Ounces    Tonnes   Grade    Ounces     Tonnes    Grade   Ounces
                                        (%)    (x 1,000)  (g/t)  (x 1,000) (x 1,000)  (g/t)  (x 1,000)  (x 1,000)  (g/t)  (x 1,000)
---------------------------------------------- --------------------------- --------------------------- ----------------------------
GOLD
NORTH AMERICA
---------------------------------------------- --------------------------- --------------------------- ----------------------------
Fort Knox and area (13)    USA        100.0%       4,582    0.75      110    44,280    0.59       838      48,862    0.60      948
---------------------------------------------- --------------------------- --------------------------- ----------------------------
Round Mtn and area (14)    USA         50.0%       5,992    0.64      124    10,071    0.53       172      16,062    0.57      295
---------------------------------------------- --------------------------- --------------------------- ----------------------------
Porcupine JV (12,15)       Canada      49.0%       1,077    3.68      127     8,238    2.51       666       9,315    2.65      793
---------------------------------------------- --------------------------- --------------------------- ----------------------------
Musselwhite (11)           Canada      31.9%         624    4.20       84       285    5.91        54         909    4.74      138
---------------------------------------------- --------------------------- --------------------------- ----------------------------
Kettle River               USA        100.0%           -       -        -         -       -         -           -       -        -
---------------------------------------------- --------------------------- --------------------------- ----------------------------
SUBTOTAL                                          12,274    1.13      445    62,873    0.86     1,730      75,147    0.90    2,175
---------------------------------------------- --------------------------- --------------------------- ----------------------------

---------------------------------------------- --------------------------- --------------------------- ----------------------------
SOUTH AMERICA
---------------------------------------------- --------------------------- --------------------------- ----------------------------
Paracatu                   Brazil     100.0%      89,784    0.27      771     5,540    0.38        68      95,324    0.27      839
---------------------------------------------- --------------------------- --------------------------- ----------------------------
La Coipa (12)              Chile       50.0%       6,788    0.88      192     1,854    0.92        55       8,642    0.89      247
---------------------------------------------- --------------------------- --------------------------- ----------------------------
Refugio                    Chile       50.0%      20,606    0.71      469    20,644    0.70       465      41,250    0.70      934
---------------------------------------------- --------------------------- --------------------------- ----------------------------
Crixas (10,18)             Brazil      50.0%         222    8.96       64       171    9.03        50         392    8.99      113
---------------------------------------------- --------------------------- --------------------------- ----------------------------
Gurupi (9,20)              Brazil     100.0%           -       -        -    47,050    1.08     1,632      47,050    1.08    1,632
---------------------------------------------- --------------------------- --------------------------- ----------------------------
SUBTOTAL                                         117,400    0.40    1,496    75,258    0.94     2,268     192,657    0.61    3,765
---------------------------------------------- --------------------------- --------------------------- ----------------------------

ASIA
---------------------------------------------- --------------------------- --------------------------- ----------------------------
Kubaka and area (16,17)    Russia      98.1%           -       -        -       376   13.10       158         376   13.10      158
---------------------------------------------- --------------------------- --------------------------- ----------------------------
SUBTOTAL                                               -       -        -       376   13.10       158         376   13.10      158
---------------------------------------------- --------------------------- --------------------------- ----------------------------
TOTAL GOLD                                       129,674    0.47    1,941   138,507    0.93     4,156     268,180    0.71    6,098
---------------------------------------------- --------------------------- --------------------------- ----------------------------


-----------------------------------------------------------------------------------------------------------------------------------
MINERAL RESERVE AND RESOURCE STATEMENT
MEASURED AND INDICATED MINERAL RESOURCES (EXCLUDES PROVEN AND PROBABLE RESERVES) (2,3,4,6,7,8)
KINROSS GOLD CORPORATION'S SHARE AT DECEMBER 31, 2005
---------------------------------------------- --------------------------- --------------------------- ----------------------------
         Property          Location  Kinross            Measured                   Indicated              Measured and Indicated
                                     Interest   Tonnes    Grade   Ounces    Tonnes   Grade    Ounces     Tonnes    Grade   Ounces
                                        (%)    (x 1,000)  (g/t)  (x 1,000) (x 1,000)  (g/t)  (x 1,000)  (x 1,000)  (g/t)  (x 1,000)
---------------------------------------------- --------------------------- --------------------------- ----------------------------
SILVER
SOUTH AMERICA
---------------------------------------------- --------------------------- --------------------------- ----------------------------
La Coipa (12)              Chile       50.0%       6,788    37.5    8,178     1,854    61.0     3,635       8,642    42.5   11,813
---------------------------------------------- --------------------------- --------------------------- ----------------------------
SUBTOTAL                                           6,788    37.5    8,178     1,854    61.0     3,635       8,642    42.5   11,813
---------------------------------------------- --------------------------- --------------------------- ----------------------------
ASIA
---------------------------------------------- --------------------------- --------------------------- ----------------------------
Kubaka and area (16,17,19) Russia      98.1%           -       -        -       376    14.3       173         376    14.3      173
---------------------------------------------- --------------------------- --------------------------- ----------------------------
SUBTOTAL                                               -       -        -       376    14.3       173         376    14.3      173
---------------------------------------------- --------------------------- --------------------------- ----------------------------
TOTAL SILVER                                       6,788    37.5    8,178     2,229    53.1     3,808       9,017    41.3   11,986
---------------------------------------------- --------------------------- --------------------------- ----------------------------

Rounding differences may occur

STATEMENT OF INFERRED RESOURCES
In addition to the reported measured and indicated resources estimated at a gold price of $450, inferred resources total 92,490,000 tonnes at an average grade of
0.98 grams per tonne gold. Inferred silver resources total 491,000 tonnes at an average grade of 49.9 grams per tonne using a $7.00 silver price.

BLANKET MINE - ZIMBABWE
In light of the economic and political conditions and the negative impact of inflationary cost pressures in Zimbabwe, the Blanket mine was written down in 2001 and Kinross discontinued consolidation of the results of this operation in 2002. However, the mine did report proven and probable reserves at December 31, 2005, estimated at a gold price of $400 per ounce, of 3,223,000 tonnes at an average grade of 4.24 grams per tonne or 439,600 ounces of gold. Measured and Indicated resources, estimated at a gold price of $450 per ounce, totaled 431,000 tonnes at an average grade of 4.08 grams per tonne or 56,500 ounces of gold. Blanket also had 2,064,000 tonnes of Inferred resource at an average grade of 6.31 grams per tonne.

--------------------------------------------------------------------------------
                      Kinross Reserve and Resource Statement - December 31, 2005
                                                                          Page 6

NOTES TO THE 2005 MINERAL RESERVE AND RESOURCE STATEMENT

(1) Unless otherwise noted, the Company's reserves are estimated using appropriate cut-off grades derived from an assumed gold price of US$ 400 per oz, and a silver price of US$ 6.00 per oz. Reserves are estimated using current and/or projected process recoveries, operating costs and mine plans that are unique to each property and include estimated allowances for dilution and mining recovery. Reserves are estimated based on the following foreign exchange rates:
           CAD$ to US$ - 1.25
           Rubles to US$ - 29.00
           Chilean Peso to US$ - 575.00
           Brazilian Reais to US$ - 2.65
(2) Unless otherwise noted, the Company's resources are estimated using appropriate cut-off grades derived at a gold price of US$ 450 per oz, a silver price of US$ 7.00 per oz and the following foreign exchange rates:
           CAD$ to US$ - 1.25
           Rubles to US$ - 29.00
           Chilean Peso to US$ - 575.00
           Brazilian Reais to US$ - 2.65
(3) The Company's reserves and resources as at December 31, 2005 are classified in accordance with the Canadian Institute of Mining Metallurgy and Petroleum's "CIM Standards on Mineral Resources and Reserves, Definition and Guidelines" as per Canadian Securities Administrator's National Instrument 43-101 ("the Instrument") requirements.
(4) CAUTIONARY NOTE TO US INVESTORS CONCERNING ESTIMATES OF MEASURED, INDICATED AND INFERRED RESOURCES. US Investors are advised that use of the terms "measured resource", "indicated resource" and "inferred resource" are recognized and required by Canadian Securities regulations. These terms are not recognized by the U.S. Securities and Exchange Commission. U.S. INVESTORS ARE CAUTIONED NOT TO ASSUME THAT ALL OR ANY PART OF MINERAL DEPOSITS IN THESE CATEGORIES WILL EVER BE CONVERTED INTO RESERVES.
(5) The mineral reserves presented herein comply with the reserve categories of Industry Guide 7 applied in the United States by the Securities and Exchange Commission.
(6) Mineral resource and reserve estimates were prepared under the supervision of Mr. Rod Cooper, P. Eng, an officer of Kinross, who is a qualified person as defined by Canada's National Instrument 43-101.
(7) The Company's normal data verification procedures have been used in collecting, compiling, interpreting and processing the data used to estimate reserves and resources. Independent data verification has not been performed.
(8)     Resources, unlike reserves, do not have demonstrated economic viability.
(9) Undeveloped property, development assumes successful permitting allowing mining operations to be conducted.
(10) Operated by AngloGold Ltd and assumes the following foreign exchange rate:
         RESERVES AND RESOURCES:
           Brazilian Reais to US$ - 2.50
(11) Operated by Placer Dome Inc. and assumes the following foreign exchange rate:
           CAD$ to US$ - 1.25
(12) Operated by Placer Dome Inc. and assumes the following foreign exchange rates:
         RESERVES:
           CAD$ to US$ - 1.30; Chilean Peso to US$ - 600.00
         RESOURCES:
           CAD$ to US$ - 1.22; Chilean Peso to US$ - 600.00
(13) Includes mineral resources from the undeveloped Gil deposit in which the Company holds an 80% interest.
(14) Includes mineral reserves and resources from the undeveloped Gold Hill deposit, exploitation of which is dependent on successful permitting.
(15) Includes mineral resources from undeveloped properties, exploitation of which is dependent on successful permitting.
(16) Includes mineral reserves and mineral resources from the Birkachan deposit. Open pit and underground mining at Birkachan will require successful permitting.
(17) Includes mineral resources from the undeveloped Tsokol deposit, exploitation of which is dependent on successful permitting.
(18)    Mineral resources reported at a gold price of US$475 per ounce.
(19) Mineral reserves reported at a silver price of US$6.50 per ounce, mineral resources reported at a silver price of US$7.50 per ounce.
(20) Mineral resources estimated assuming a foreign exchange rate of 3.00 Brazilian Reais per US$1.00.

--------------------------------------------------------------------------------
                      Kinross Reserve and Resource Statement - December 31, 2005
                                                                          Page 7